SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: October 28, 2011	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

2011 Third Quarterly Report

This announcement is published simultaneously in Shanghai and Hong Kong. This announcement is published pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange in the People’s Republic of China and pursuant to the disclosure obligations under Rule 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

§1 IMPORTANT MESSAGE

1.1	The board of directors (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company”) as well as its directors, supervisors and senior management warrant that there are no false representations or misleading statements contained in, or material omissions from, the 2011 third quarterly report, and severally and jointly accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this report.

1.2	All of the Company’s directors attended the third meeting of the seventh session of the Board which considered the third quarterly report of the Company, and the third quarterly report of the Company was considered and approved at the meeting.

1.3	The financial statements of the Company’s third quarterly report were prepared under the China Accounting Standards for Business Enterprises and were unaudited.

1.4	Mr. Rong Guangdao, Chairman of the Company, Mr. Ye Guohua, Chief Financial Officer (overseeing the accounting operations) and Mr. Hua Xin, Finance Manager, Deputy Chief Financial Officer cum Accounting Chief hereby warrant the truthfulness and completeness of the financial report contained in the 2011 third quarterly report.

§2 BASIC INFORMATION OF THE COMPANY

2.1	Major Accounting Data and Financial Indicators

Currency: RMB

	As at the end of the reporting period	As at the end of the previous year	Increase/(decrease) as compared to the end of the previous year (%)
Total assets (’000)	32,623,595	29,158,104	11.89
Total equity attributable to equity shareholders of the Company (excluding minority interests) (’000)	18,889,122	17,913,040	5.45
Net asset value per share attributable to equity shareholders of the Company (RMB/share)	2.623	2.488	5.45

	From the beginning of the year to the end of the reporting period (January 2011 to September 2011)	Increase/(decrease) as compared to the corresponding period of the previous year (%)
Net cash inflow from operating activities (’000)	766,841	(52.94)
Net cash inflow per share from operating activities (RMB/share)	0.107	(52.94)

	The reporting period (July 2011 to September 2011)	From the beginning of the year to the end of the reporting period (January 2011 to September 2011)	Increase/(decrease) as compared to the corresponding period of the previous year (%)
Net profit attributable to equity shareholders of the Company (’000)	270,046	1,651,579	(9.33)
Basic earnings per share (RMB/share)	0.038	0.229	(9.33)
Basic earnings per share excluding non-recurring items (RMB/share)	0.037	0.231	(11.31)
Diluted earnings per share (RMB/share)	0.038	0.229	(9.33)
Return on net assets (weighted average) (%)	1.440	8.975	Decreased by 0.335 percentage point
Return on net assets excluding non-recurring items (weighted average) (%)	1.430	9.020	Decreased by 0.371 percentage point

Non-recurring items and amount:

Non-recurring items	From the beginning of the year to the end of the reporting period (January 2011 to September 2011) (RMB’000)
Net loss on disposal of non-current assets	-9,831
Employee reduction expenses	-13,631
Government grants recorded in profit and loss (except for government grants under the State’s unified standards on quota and amount entitlements and closely related to corporate business)	27,490
Investment income from disposal of available-for-sale financial assets	685
Income from external entrusted loans	955
Other non-operating income and expenses other than those mentioned above	-15,644

Subtotal	-9,976

Less: Income tax effect	2,169

Total	-7,807

Including: Non-recurring items attributable to equity shareholders of the Company	-8,168
Non-recurring items attributable to minority shareholders	361

2.2	Number of shareholders as at the end of the reporting period and shareholding of the top ten shareholders of shares in circulation

Total number of shareholders as at the end of the reporting period		110,257

Shareholding of the top ten shareholders of shares in circulation
Name of shareholders (in full)	Number of shares in circulation held as at the end of the reporting period (Share)	Type of shares
HKSCC (Nominees) Ltd.	2,293,904,101	Overseas listed foreign shares
China Construction Bank — CIFM China Advantage Security Investment Fund (中國建設銀行－上投摩根中國優勢證券投資基金)	65,094,410	RMB-denominated ordinary shares
Industrial and Commercial Bank of China—SWS MU New Economy Balanced Equity Fund (中國工商銀行-申萬菱信新經濟混合型證券投資基金)	20,466,797	RMB-denominated ordinary shares
China Life Insurance Company Limited - Bonus - Individual Bonus - 005L-FH002 Shanghai (中國人壽保險股份有限公司-分紅-個人分紅-005L-FH002滬)	14,166,204	RMB-denominated ordinary shares
China Life Insurance Company Limited - Tradition - Ordinary Insurance Product - 005L-CT001-Shanghai (中國人壽保險股份有限公司-傳統-普通保險產品-005L-CT001滬)	12,408,194	RMB-denominated ordinary shares
Industrial and Commercial Bank of China — Harvest Theme New Power Stock Securities Investment Fund (中國工商銀行股份有限公司-嘉實主題新動力股票型證券投資基金)	9,911,060	RMB-denominated ordinary shares
IP KOW	5,432,000	Overseas listed foreign shares
Bank of China — E Fund Stable Growth Balanced Equity Fund (中國銀行-易方達平穩增長證券投資基金)	5,000,000	RMB-denominated ordinary shares
Bank of China — Zhaoshang Pioneer Securities Investment Fund (中國銀行-招商先鋒證券投資基金)	4,599,917	RMB-denominated ordinary shares
Bank of China — Haifutong Income Growth Securities Investment Fund(中國銀行-海富通收益增長證券投資基金)	4,476,450	RMB-denominated ordinary shares

§3 MAJOR EVENTS

3.1	Situation and reasons for the significant changes in major accounting statement items and financial indicators of the Company

Unit: RMB’000

Item	As at 30 September 2011	As at 31 December 2010	Increase amount	Change (%)	Reasons for change
Bills receivable	3,016,967	2,043,493	973,474	47.64	Operating income increased and discount of bills receivable decreased.
Inventories	8,255,612	5,352,301	2,903,311	54.24	Inventories of crude oil at the end of the reporting period increased, and the price of raw materials increased significantly during the nine-month period.
Construction in progress	2,303,852	1,192,225	1,111,627	93.24	The balance of the Refinery Upgrade Project at the end of the reporting period increased.
Short-term loans	5,514,984	3,295,438	2,219,546	67.35	The Company borrowed short-term loans to replenish the working capital during the nine-month period.
Accounts payable	5,028,549	3,322,811	1,705,738	51.33	The payables for purchase of crude oil increased at the end of the reporting period.
Retained earnings	3,601,794	2,670,215	931,579	34.89	Profit increased during the nine-month period.

Unit: RMB’000

Item	For the nine-month period ended 30 September		Increase amount	Change (%)	Reasons for change
	2011	2010
Operating income	73,743,100	55,179,683	18,563,417	33.64	Both sales volume and unit price increased during the nine-month period.
Operating costs	64,518,414	47,226,453	17,291,961	36.61	Unit cost of crude oil increased as a result of the increase in international crude oil prices. The volume of crude oil processed also increased during the nine-month period.

3.2	Implementation of dividend policy during the reporting period

The profit distribution plan for 2010 was considered and approved at the Company’s 2010 annual general meeting convened on 29 June 2011. The plan is: distributing a dividend of RMB1.00 per 10 shares (tax inclusive) based on the total share capital of RMB7.2 billion as at 31 December 2010. The share registration date for the distribution of dividends to holders of A shares was 20 July 2011. The ex-dividend date was 21 July 2011. The dividend payment date for H shares and social public A shares was 27 July 2011. The profit distribution plan has been implemented as scheduled.

§4 APPENDIX

4.1	Consolidated Balance Sheet (Unaudited)
As at 30 September 2011

Unit: RMB’000

Item	30 September 2011	31 December 2010
	(Unaudited)	(Audited)
Current assets:
Cash at bank and on hand	434,844	100,110
Bills receivable	3,016,967	2,043,493
Accounts receivable	938,796	751,935
Prepayments	248,598	146,865
Dividends receivable	—	5,042
Other receivables	66,041	58,185
Inventories	8,255,612	5,352,301
Other current assets	112,548	73,910

Total current assets	13,073,406	8,531,841

Non-current assets:
Long-term receivables	—	30,000
Long-term equity investments	3,167,168	3,526,290
Investment property	455,868	465,805
Fixed assets	12,630,571	13,802,184
Construction in progress	2,303,852	1,192,225
Intangible assets	523,797	537,599
Long-term deferred expenses	161,298	261,706
Deferred tax assets	307,635	810,454

Total non-current assets	19,550,189	20,626,263

Total assets	32,623,595	29,158,104

Consolidated Balance Sheet (Unaudited) (Continued)

As at 30 September 2011

Unit: RMB’000

Item	30 September 2011	31 December 2010
	(Unaudited)	(Audited)
Current liabilities:
Short-term loans	5,514,984	3,295,438
Bills payable	1,134	41,034
Accounts payable	5,028,549	3,322,811
Advances from customers	883,485	809,908
Employee benefits payable	143,460	8,920
Taxes payable	595,047	1,042,054
Interest payable	7,168	24,553
Dividends payable	22,880	15,490
Other payables	835,784	834,780
Short-term debentures payable	—	1,000,000
Non-current liabilities due within one year	50,000	178,237

Total current liabilities	13,082,491	10,573,225

Non-current liabilities:
Long-term loans	160,510	175,000
Other non-current liabilities	232,036	236,986

Total non-current liabilities	392,546	411,986

Total liabilities	13,475,037	10,985,211

Shareholders’ equity:
Share capital	7,200,000	7,200,000
Capital reserve	2,914,763	2,914,763
Specific reserve	91,251	46,748
Surplus reserve	5,081,314	5,081,314
Retained earnings	3,601,794	2,670,215

Total equity attributable to equity shareholders of the Company	18,889,122	17,913,040

Minority interests	259,436	259,853

Total equity	19,148,558	18,172,893

Total liabilities and shareholders’ equity	32,623,595	29,158,104

Balance Sheet (Unaudited)

As at 30 September 2011

Unit: RMB’000

Item	30 September 2011	31 December 2010
	(Unaudited)	(Audited)
Current assets:
Cash at bank and on hand	380,170	89,224
Bills receivable	2,718,246	1,887,416
Accounts receivable	488,238	347,327
Prepayments	247,013	147,004
Dividends receivable	—	5,042
Other receivables	38,057	18,650
Inventories	7,986,744	5,110,036
Other current assets	45,199	21,729

Total current assets	11,903,667	7,626,428

Non-current assets:
Long-term equity investments	4,178,345	4,578,274
Investment property	513,369	524,560
Fixed assets	12,041,518	13,176,847
Construction in progress	2,253,553	1,176,229
Intangible assets	422,644	432,418
Long-term deferred expenses	161,298	260,956
Deferred tax assets	307,406	810,225

Total non-current assets	19,878,133	20,959,509

Total assets	31,781,800	28,585,937

Balance Sheet (Unaudited) (Continued)

As at 30 September 2011

Unit: RMB’000

Item	30 September 2011	31 December 2010
	(Unaudited)	(Audited)
Current liabilities:
Short-term loans	5,489,684	3,116,438
Bills payable	1,134	41,034
Accounts payable	4,300,103	2,888,621
Advances from customers	852,217	741,364
Employee benefits payable	138,733	5,060
Taxes payable	572,701	1,013,520
Interest payable	7,154	24,553
Dividends payable	22,880	15,490
Other payables	1,330,685	1,325,260
Short-term debentures payable	—	1,000,000
Non-current liabilities due within one year	95,000	100,000

Total current liabilities	12,810,291	10,271,340

Non-current liabilities:
Long-term loans	150,000	220,000
Other non-current liabilities	232,036	236,986

Total non-current liabilities	382,036	456,986

Total liabilities	13,192,327	10,728,326

Shareholders’ equity:
Share capital	7,200,000	7,200,000
Capital reserve	2,914,763	2,914,763
Specific reserve	81,184	43,380
Surplus reserve	5,081,314	5,081,314
Retained earnings	3,312,212	2,618,154

Total equity	18,589,473	17,857,611

Total liabilities and shareholders’ equity	31,781,800	28,585,937

4.2	Consolidated Income Statements (Unaudited)
For the nine-month period ended 30 September 2011

Unit: RMB’000

Item	2011	2010
	(Unaudited)	(Unaudited)
Operating income	73,743,100	55,179,683
Less: Operating costs	64,518,414	47,226,453
Business taxes and surcharges	4,569,612	3,845,268
Selling and distribution expenses	508,411	401,747
General and administrative expenses	2,006,613	1,662,006
Financial (income)/expenses	(84,606)	97,275
Impairment losses	202,307	184,284
Add: Investment income	169,165	508,180
(Including: Income from investment in associates and jointly controlled enterprises)	168,480	507,965
Operating profit	2,191,514	2,270,830
Add: Non-operating income	31,568	38,405
Less: Non-operating expenses	29,553	47,412
(Including: Losses from disposal of non-current assets)	12,042	8,293
Profit before income tax	2,193,529	2,261,823
Less: Income tax expense	522,199	459,427
Net profit for the period	1,671,330	1,802,396
Attributable to: Equity shareholders of the Company	1,651,579	1,791,757
Minority shareholders	19,751	10,639
Earnings per share:
Basic and diluted earnings per share	0.229	0.249
Other comprehensive income	—	—

Total comprehensive income	1,671,330	1,802,396

Attributable to: Equity shareholders of the Company	1,651,579	1,791,757
Minority shareholders	19,751	10,639

Income Statements (Unaudited)

For the nine-month period ended 30 September 2011

Unit: RMB’000

Item	2011	2010
	(Unaudited)	(Unaudited)
Operating income	62,593,414	48,194,628
Less: Operating costs	53,548,126	40,393,030
Business taxes and surcharges	4,562,364	3,843,082
Selling and distribution expenses	442,474	341,270
General and administrative expenses	1,904,459	1,562,130
Financial (income)/expenses	(69,013)	87,001
Impairment losses	425,316	210,196
Add: Investment income	135,470	620,091
(Including: Income from investment in associates and jointly controlled enterprises)	126,705	492,685
Operating profit	1,915,158	2,378,010
Add: Non-operating income	30,848	37,953
Less: Non-operating expenses	29,129	44,480
(Including: Losses from disposal of non-current assets)	12,016	7,195
Profit before income tax	1,916,877	2,371,483
Less: Income tax expense	502,819	447,430
Net profit for the period	1,414,058	1,924,053
Other comprehensive income	—	—

Total comprehensive income	1,414,058	1,924,053

Consolidated Income Statements (Unaudited)

For the three-month period ended 30 September 2011

Unit: RMB’000

Item	2011	2010
	(Unaudited)	(Unaudited)
Operating income	24,218,108	19,028,253
Less: Operating costs	21,511,310	16,404,633
Business taxes and surcharges	1,413,959	1,395,181
Selling and distribution expenses	172,966	146,163
General and administrative expenses	763,085	703,912
Financial income	(70,474)	(19,437)
Impairment losses	45,726	136,930
Add: Investment (losses)/income	(8,399)	122,332
(Including: (Losses)/income from investment in associates and jointly controlled enterprises)	(9,084)	122,332
Operating profit	373,137	383,203
Add: Non-operating income	22,905	25,047
Less: Non-operating expenses	8,318	28,953
(Including: Losses from disposal of non-current assets)	2,909	3,615
Profit before income tax	387,724	379,297
Less: Income tax expense	104,305	70,473
Net profit for the period	283,419	308,824
Attributable to: Equity shareholders of the Company	270,046	297,827
Minority shareholders	13,373	10,997
Earnings per share:
Basic and diluted earnings per share	0.038	0.041
Other comprehensive income	—	—

Total comprehensive income	283,419	308,824

Attributable to: Equity shareholders of the Company	270,046	297,827
Minority shareholders	13,373	10,997

Income Statements (Unaudited)

For the three-month period ended 30 September 2011

Unit: RMB’000

Item	2011	2010
	(Unaudited)	(Unaudited)
Operating income	20,482,671	16,279,318
Less: Operating costs	17,856,226	13,718,878
Business taxes and surcharges	1,410,721	1,393,963
Selling and distribution expenses	149,959	123,943
General and administrative expenses	725,982	668,737
Financial income	(64,476)	(19,784)
Impairment losses	45,753	136,930
Add: Investment (losses)/income	(21,226)	235,063
(Including: (Losses)/income from investment in associates and jointly controlled enterprises)	(21,911)	115,063
Operating profit	337,280	491,714
Add: Non-operating income	22,760	25,009
Less: Non-operating expenses	7,913	28,688
(Including: Losses from disposal of non-current assets)	2,891	3,545
Profit before income tax	352,127	488,035
Less: Income tax expense	92,780	63,640
Net profit for the period	259,347	424,395
Other comprehensive income	—	—

Total comprehensive income	259,347	424,395

4.3	Consolidated Cash Flow Statement (Unaudited)

For the nine-month period ended 30 September 2011

Unit: RMB’000

Item	2011	2010
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Cash received from sale of goods and rendering of services	85,374,752	63,834,870
Refund of taxes	60,620	—
Cash received relating to other operating activities	24,407	89,660

Sub-total of cash inflows	85,459,779	63,924,530

Cash paid for goods and services	(75,800,008)	(54,495,838)
Cash paid to and for employees	(1,456,470)	(1,370,761)
Cash paid for all types of taxes	(7,066,286)	(6,023,208)
Cash paid relating to other operating activities	(370,174)	(405,164)

Sub-total of cash outflows	(84,692,938)	(62,294,971)

Net cash inflow from operating activities	766,841	1,629,559
Cash flows from investing activities:
Cash received from disposal of investments	746,000	770,000
Cash received from investment income	548,080	89,817
Net cash received from disposal of fixed assets	5,240	1,818
Cash received relating to other investing activities	68,016	26,524

Sub-total of cash inflows	1,367,336	888,159

Cash paid for acquisition of fixed assets	(1,459,670)	(662,553)
Cash paid for acquisition of investments	(742,751)	(20,250)

Sub-total of cash outflows	(2,202,421)	(682,803)

Net cash (outflow) /inflow from investing activities	(835,085)	205,356
Cash flows from financing activities:
Cash received from issuance of corporate bonds	—	1,000,000
Cash received from borrowings	28,454,321	30,986,965

Sub-total of cash inflows	28,454,321	31,986,965

Cash repayments of corporate bonds	(1,000,000)	(1,000,000)
Cash repayments of borrowings	(26,116,153)	(31,991,295)
Cash paid for dividends, profits distribution and interest	(934,907)	(490,225)

Sub-total of cash outflows	(28,051,060)	(33,481,520)

Net cash inflow/(outflow) from financing activities	403,261	(1,494,555)
Effect of foreign exchange rate changes on cash and cash equivalents	(283)	(211)
Net increase in cash and cash equivalents	334,734	340,149
Add: Cash and cash equivalents at the beginning of the period	100,110	125,917
Cash and cash equivalents at the end of the period	434,844	466,066

Cash Flow Statement (Unaudited)

For the nine-month period ended 30 September 2011

Unit: RMB’000

Item	2011	2010
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Cash received from sale of goods and rendering of services	72,330,555	55,537,249
Cash received relating to other operating activities	23,762	92,975
Sub-total of cash inflows	72,354,317	55,630,224
Cash paid for goods and services	(63,101,474)	(46,677,916)
Cash paid to and for employees	(1,352,375)	(1,273,088)
Cash paid for all types of taxes	(6,986,201)	(5,790,851)
Cash paid relating to other operating activities	(348,591)	(371,721)

Sub-total of cash outflows	(71,788,641)	(54,113,576)

Net cash inflow from operating activities	565,676	1,516,648
Cash flows from investing activities:
Cash received from disposal of investments	700,000	700,000
Cash received from investment income	540,441	200,634
Net cash received from disposal of fixed assets	4,962	1,746
Cash received relating to other investing activities	60,561	20,615

Sub-total of cash inflows	1,305,964	922,995

Cash paid for acquisition of fixed assets	(1,432,638)	(665,590)
Cash paid for acquisition of investment	(700,000)	—

Sub-total of cash outflows	(2,132,638)	(665,590)

Net cash (outflow)/inflow from investing activities	(826,674)	257,405
Cash flows from financing activities:
Cash received from issuance of corporate bonds	—	1,000,000
Cash received from borrowings	28,382,311	30,906,165

Sub-total of cash inflows	28,382,311	31,906,165

Cash repayments of corporate bonds	(1,000,000)	(1,000,000)
Cash repayments of borrowings	(25,925,999)	(31,970,312)
Cash paid for dividends, profits distribution and interest	(904,110)	(415,453)

Sub-total of cash outflows	(27,830,109)	(33,385,765)

Net cash inflow/(outflow) from financing activities	552,202	(1,479,600)
Effect of foreign exchange rate changes on cash and cash equivalents	(258)	(202)
Net increase in cash and cash equivalents	290,946	294,251
Add: Cash and cash equivalents at the beginning of the period	89,224	101,076
Cash and cash equivalents at the end of the period	380,170	395,327

By Order of the Board Rong Guangdao Chairman

Shanghai, the PRC, 27 October 2011

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Wang Zhiqing, Wu Haijun, Li Honggen, Shi Wei and Ye Guohua; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin; and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Wang Yongshou and Cai Tingji.

To: Business Editor

[For Immediate Release]

Shanghai Petrochemical Announces Results

for the First Three Quarters of 2011

Operating Income Rises 33.64% to RMB73.743 Billion

Hong Kong, October 27, 2011 … Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical” or the “Company”) (HKEx: 338; SSE: 600688; NYSE: SHI) announced today the unaudited operating results of the Company and its subsidiaries (the “Group”) for the nine-month period ended September 30, 2011 (the “Period”).

Under the China Accounting Standards for Business Enterprises, the Group’s operating income for the Period amounted to RMB73.743 billion, representing an increase of 33.64% over the corresponding period of the previous year. Operating profit amounted to RMB2.192 billion (corresponding period of 2010: RMB2.271 billion). Net profit attributable to equity shareholders of the Company amounted to RMB1.652 billion (corresponding period of 2010: RMB1.792 billion). Basic earnings per share was RMB0.229 (corresponding period of 2010: RMB0.249).

Mr. Rong Guangdao, Chairman of Shanghai Petrochemical, said, “In the first three quarters of 2011, the economic operation of the domestic petrochemical industry maintained a steady trend in general. The Group proceeded actively with various tasks, leading to increases in sales volumes and unit prices of products of the Company. As a result, operating income of the Company increased. However, international crude oil prices fluctuated at high levels, resulting in an increase in operating costs; the prices of domestic refined oil products were not adjusted adequately and timely enough; and competition was further intensified for petrochemicals. Faced with various uncertainties both at home and abroad and operation pressure , the Company will continue to focus on the operation of its plants, further enhance production and operation, push forward in full scale the construction of the Phase 6 Project, constantly enhance its development potential and strive to improve profitability.”

Shanghai Petrochemical is one of the largest petrochemical companies in China in terms of sales revenue and was one of the first Chinese companies to complete a global securities offering. Located in the Jinshan District which is at the southwest of Shanghai, it is a highly integrated petrochemical enterprise which processes crude oil into a broad range of products such as synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products.

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Shanghai Petrochemical Announces Results for the First Three Quarters of 2011…p.2

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the PRC economy may not grow at the same rate in future periods as it has in the last several years, or at all, as a result of the PRC government’s macro-economic control measures to curb over-heating of the economy; uncertainty as to global economic growth in future periods; the risk that prices of the Company’s raw materials, particularly crude oil, will continue to increase; the risk that the Company may not be able to raise its product prices (particularly refined oil products) accordingly which would adversely affect the Company’s profitability; the risk that new marketing and sales strategies may not be effective; the risk that fluctuations in demand for the Company’s products may cause the Company to either over-invest or under-invest in production capacity in one or more of its four major product categories; the risk that investments in new technologies and development cycles may not produce the benefits anticipated by management; the risk that the trading price of the Company’s shares may decrease for a variety of reasons, some of which may be beyond the control of management; competition in the Company’s existing and potential markets; and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update this forward-looking information, except as required under applicable law.

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Encl: Consolidated Income Statement (Unaudited)

For further information, please contact:

Ms. Lilyan Li/ Ms. Leona Zeng

Rikes Hill & Knowlton Limited

Tel: (852) 2520 2201

Fax: (852) 2520 2241

Shanghai Petrochemical Announces Results for the First Three Quarters of 2011…p.3

Sinopec Shanghai Petrochemical Company Limited

Consolidated Income Statement (Unaudited)

(Prepared under the China Accounting Standards for Business Enterprises)

	For the nine-month period ended 30 September
	2011	2010
	RMB’000	RMB’000

Operating income	73,743,100	55,179,683
Less: Operating costs	64,518,414	47,226,453
Business taxes and surcharges	4,569,612	3,845,268
Selling and distribution expenses	508,411	401,747
General and administrative expenses	2,006,613	1,662,006
Financial (income)/expenses	(84,606)	97,275
Impairment losses	202,307	184,284
Add: Investment income	169,165	508,180
(Including: Income from investment in associates and jointly controlled enterprises)	168,480	507,965

Operating profit	2,191,514	2,270,830
Add: Non-operating income	31,568	38,405
Less: Non-operating expenses	29,553	47,412
(Including: Losses from disposal of non-current assets)	12,042	8,293

Profit before income tax	2,193,529	2,261,823
Less: Income tax expense	522,199	459,427

Net profit for the period	1,671,330	1,802,396

Including: Attributable to: Equity shareholders of the Company	1,651,579	1,791,757
Minority shareholders	19,751	10,639

Earnings per share
- Basic and diluted earnings per share	0.229	0.249